                                                                     EXHIBIT 8.2

                [LETTERHEAD OF PITNEY, HARDIN, KIPP & SZUCH LLP]

                                                                February 7, 2000
Hudson United Bancorp.
1000 MacArthur Boulevard
Mahwah, New Jersey 07430
Attn: Kenneth T. Neilson, Chairman, President and
Chief Executive Officer

     Re: Merger of Hudson United Bancorp and Dime Bancorp, Inc.

Gentlemen:

     We have represented Hudson United Bancorp ("HUB"), a New Jersey corporation which is a registered bank holding company in connection with the merger of HUB into Dime Bancorp, Inc. ("DIME"), a Delaware Corporation (the "Merger"). The Merger shall be effected pursuant to the provisions of an Agreement and Plan of Merger dated as of September 15, 1999, as amended and restated on December 27, 1999, (the "Merger Agreement") between HUB and DIME.

     Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Joint Proxy Statement-Prospectus pertaining to the Merger.

     We have assumed, with your consent, that:

     (a) the Merger will be effected in accordance with the Merger Agreement, and

     (b) the factual representations contained in the letters of representation from HUB and DIME dated January 21, 2000 will be true at the Effective Time; provided, however, that we did not rely on legal conclusions, if any, contained in such representations.

     On the basis of the foregoing, and our consideration of such other matters of fact and law as we have deemed necessary or appropriate, it is our opinion, under presently applicable federal income tax law that:

     1. The Merger will qualify as a "reorganization" under Section 368. (All "Section" references are to the Internal Revenue Code of 1986, as amended unless otherwise noted.)

     2. No gain or loss will be recognized by HUB or DIME in connection with the Merger. Sections 361(a) and 1032.

     3. DIME and HUB are each "parties to the reorganization" within the meaning of Section 368(b).

     4. HUB shareholders will not recognize any gain or loss for federal income tax purposes upon the exchange in the Merger of shares of HUB Common Stock solely for DIME Common Stock. Section 354(a).

     5. DIME shareholders will not recognize any gain or loss for federal income tax purposes upon the exchange in the Merger of Shares of DIME Common Stock solely for DIME Common Stock. Section 354(a).

     6. HUB and DIME shareholders receiving cash in lieu of fractional shares of DIME Common Stock will be treated as if such fractional shares had been received from DIME and then subsequently redeemed by DIME. The cash received by the HUB and DIME shareholders in lieu of fractional shares will be treated as having been received as full payment in exchange for the fractional shares deemed to have been redeemed. Section 302(a). Accordingly, such shareholders should, in general, recognize capital gain or loss in an amount equal to the difference between the amount of such cash received and the portion of the adjusted tax basis in the DIME Common Stock allocable to the fractional share interest.

     The opinions expressed herein are delivered to you solely in connection with and for the purposes of the transactions contemplated by the Merger Agreement. We consent to the filing with the SEC of this letter as an exhibit to the Registration Statement on Form S-4 of which the Proxy Statement is a part, and to the reference to our firm under the heading "Federal Income Tax Consequences" contained therein. In giving such consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the rules of the SEC thereunder.

                                          Very truly yours,

                                          /s/  Pitney, Hardin, Kipp & Szuch LLP
                                          PITNEY, HARDIN, KIPP & SZUCH LLP

                                        2